UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. )*

Redbox Entertainment Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

75724T103

(CUSIP Number)

SEAPORT GLOBAL ASSET MANAGEMENT, LLC

360 Madison Avenue, 20th Floor

New York, NY 10017

(212) 616-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 75724T103	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSON Seaport Global SPAC, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY WC
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,656,250(1)
	8	SHARED VOTING POWER 10,431,065
	9	SOLE DISPOSITIVE POWER 9,656,250(1)
	10	SHARED DISPOSITIVE POWER 10,431,065
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,431,065
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.84%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of (i) 6,062,500 shares of Class A Common Stock underlying private placement warrants owned directly by Seaport Global SPAC, LLC, and (ii) 3,593,750 shares of Class A Common Stock held directly by Seaport Global SPAC, LLC.
(2)	Based on 18,681,016 shares of Class A Common Stock deemed to be outstanding, including (i) 12,618,516 shares of Class A Common Stock currently issued and outstanding as of October 22, 2021, as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 28, 2021 and (ii) 6,062,500 shares of Class A Common Stock underlying the private placement warrants held by Seaport Global SPAC, LLC.

CUSIP No. 75724T103	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSON Seaport Global Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY AF
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,431,065
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,431,065
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,431,065
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.84%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 18,681,016 shares of Class A Common Stock deemed to be outstanding, including (i) 12,618,516 shares of Class A Common Stock currently issued and outstanding as of October 22, 2021, as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 28, 2021 and (ii) 6,062,500 shares of Class A Common Stock underlying the private placement warrants held by Seaport Global SPAC, LLC.

CUSIP No. 75724T103	SCHEDULE 13D	Page 4 of 11

1	NAME OF REPORTING PERSON Armory Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY WC
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 609,834
	8	SHARED VOTING POWER 10,431,065
	9	SOLE DISPOSITIVE POWER 609,834
	10	SHARED DISPOSITIVE POWER 10,431,065
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,431,065
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.84%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 18,681,016 shares of Class A Common Stock deemed to be outstanding, including (i) 12,618,516 shares of Class A Common Stock currently issued and outstanding as of October 22, 2021, as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 28, 2021 and (ii) 6,062,500 shares of Class A Common Stock underlying the private placement warrants held by Seaport Global SPAC, LLC.

CUSIP No. 75724T103	SCHEDULE 13D	Page 5 of 11

1	NAME OF REPORTING PERSON Seaport Global Asset Management V-Port LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY WC
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 98,673
	8	SHARED VOTING POWER 10,431,065
	9	SOLE DISPOSITIVE POWER 98,673
	10	SHARED DISPOSITIVE POWER 10,431,065
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,431,065
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.84%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 18,681,016 shares of Class A Common Stock deemed to be outstanding, including (i) 12,618,516 shares of Class A Common Stock currently issued and outstanding as of October 22, 2021, as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 28, 2021 and (ii) 6,062,500 shares of Class A Common Stock underlying the private placement warrants held by Seaport Global SPAC, LLC.

CUSIP No. 75724T103	SCHEDULE 13D	Page 6 of 11

1	NAME OF REPORTING PERSON Seaport Global Asset Management V2 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY WC
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,994
	8	SHARED VOTING POWER 10,431,065
	9	SOLE DISPOSITIVE POWER 60,994
	10	SHARED DISPOSITIVE POWER 10,431,065
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,431,065
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.84%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 18,681,016 shares of Class A Common Stock deemed to be outstanding, including (i) 12,618,516 shares of Class A Common Stock currently issued and outstanding as of October 22, 2021, as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 28, 2021 and (ii) 6,062,500 shares of Class A Common Stock underlying the private placement warrants held by Seaport Global SPAC, LLC.

CUSIP No. 75724T103	SCHEDULE 13D	Page 7 of 11

1	NAME OF REPORTING PERSON AMFCO-4 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY WC
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,314
	8	SHARED VOTING POWER 10,431,065
	9	SOLE DISPOSITIVE POWER 5,314
	10	SHARED DISPOSITIVE POWER 10,431,065
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,431,065
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 18,681,016 shares of Class A Common Stock deemed to be outstanding, including (i) 12,618,516 shares of Class A Common Stock currently issued and outstanding as of October 22, 2021, as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 28, 2021 and (ii) 6,062,500 shares of Class A Common Stock underlying the private placement warrants held by Seaport Global SPAC, LLC.

CUSIP No. 75724T103	SCHEDULE 13D	Page 8 of 11

1	NAME OF REPORTING PERSON Stephen C. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY AF
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,431,065
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,431,065
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,431,065
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.14%(1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 18,681,016 shares of Class A Common Stock deemed to be outstanding, including (i) 12,618,516 shares of Class A Common Stock currently issued and outstanding as of October 22, 2021, as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 28, 2021 and (ii) 6,062,500 shares of Class A Common Stock underlying the private placement warrants held by Seaport Global SPAC, LLC.

CUSIP No. 75724T103	SCHEDULE 13D	Page 9 of 11

Item 1.	Security and Issuer:

This Schedule 13D relates to the Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Redbox Entertainment Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 1 Tower Lane, Suite 800, Oakbrook Terrace, Illinois, 60181.

Item 2.	Identity and Background

(a)	The persons filing this Statement are Seaport Global SPAC, LLC, a Delaware limited liability company (“SG SPAC”), Seaport Global Asset Management, LLC, a Delaware limited liability company (“SGAM”), Armory Fund LP, a Delaware limited partnership (“Armory”), Seaport Global Asset Management V-Port LLC, a Delaware limited liability company (“SGAM V-PORT”), Seaport Global Asset Management V2 LLC, a Delaware limited liability company (“SGAMV2”), AMFCO-4 LLC, a Delaware limited liability company (“AMFCO-4”) and Stephen C. Smith (“Mr. Smith”) (collectively, the “Reporting Persons”).

(b)	The business address of each of the Reporting Persons is 360 Madison Avenue, 20th Floor, New York, NY 10017.

(c)	SGAM is a privately-held SEC registered investment adviser and manager of investment funds and managed accounts; SG SPAC privately-held limited liability company; Armory is privately-held limited partnership; SGAM V-PORT is privately-held limited liability company; SGAMV2 is privately-held limited liability company; AMFCO-4 is privately-held limited liability company; and Mr. Smith is a citizen of the United States of America and Chief Executive Officer of SGAM.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	SG SPAC is a Delaware limited liability company. SGAM is a Delaware limited liability company. Armory is a Delaware limited partnership. SGAM V-PORT is a Delaware limited liability company. SGAMV2 is a Delaware limited liability company. AMFCO-4 is a Delaware limited liability company. Mr. Smith is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration:

The Class A Common Stock to which this Schedule 13D relates was acquired by SG SPAC, SGAM, Armory, SGAM V-PORT, SGAMV2 and Mr. Smith in connection with a business combination (the “Business Combination”) pursuant to a Business Combination Agreement, dated as of May 16, 2021 (as amended, the “Business Combination Agreement”), by and among the Issuer (f/k/a Seaport Global Acquisition Corp.), Seaport Merger Sub LLC (“Merger Sub”), Redwood Holdco, LP (“Parent”), and Redwood Intermediate, LLC (“Redbox”). Pursuant to the Business Combination Agreement, the Issuer acquired certain equity interests of Redbox from Parent, its sole member, by way of Merger Sub merging with and into Redbox, and Redbox becoming a direct subsidiary of Seaport as a result thereof (the “Merger” and collectively with the other transactions described in the Business Combination Agreement, the “Transactions”). The Transactions closed on October 22, 2021 (the “Closing Date”).

Pursuant to the Business Combination Agreement, an aggregate of 3,593,750 shares of Class B Common Stock of Seaport Global Acquisition Corp. held by SG SPAC were converted into 3,593,750 shares of Class A Common Stock of the Issuer, effective as of the closing of the Business Combination (the “Closing’).

Pursuant to a Subscription Agreement dated as of May 16, 2021 (the “Subscription Agreement”) entered into in connection with the Business Combination Agreement, affiliates of SGAM (the “Subscribers”) agreed to subscribe for and purchase, in a private placement which closed immediately prior to the Closing, an aggregate of 530,000 shares of Class A Common Stock of the Issuer for a purchase price of $10.00 per share. The source of the funds used for such purchase is general funds available to the Subscribers, including capital contributions from equityholders of SGAM or its affiliates.

Pursuant to a Backstop Subscription Agreement dated as of October 12, 2021 (the “Backstop Agreement”) entered into in connection with the Business Combination Agreement, certain affiliates of SGAM (the “Backstop Subscribers”) agreed to subscribe for and purchase, in a private placement which closed immediately prior to the Closing, an aggregate of 239,501 shares of Class A Common Stock of the Issuer for a purchase price of $10.10 per share. The source of the funds used for such purchase is general funds available to the Backstop Subscribers, including capital contributions from equityholders of SGAM or its affiliates.

Item 4.	Purpose of Transaction:

SG SPAC acquired 3,593,750 shares of Class A Common Stock pursuant to the Business Combination Agreement. The Subscribers acquired 530,000 shares of Class A Common Stock pursuant to the Subscription Agreement. The Backstop Subscribers acquired 239,501 shares of Class A Common Stock pursuant to the Backstop Agreement. The information contained in Item 3 of this Schedule 13D is incorporated herein by reference.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans and/or proposals and to take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 75724T103	SCHEDULE 13D	Page 10 of 11

Item 5.	Interest in Securities of the Issuer:

The aggregate percentage of shares of Class A Common Stock reported to be beneficially owned by each person named on the cover pages hereto is determined in accordance with the rules of the Securities and Exchange Commission and is based on 12,618,516 shares of Class A Common Stock of the Issuer outstanding as of October 22, 2021, as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 28, 2021.

(a) - (b) See Rows 7-11 and Row 13 of each cover page.

(c) Except as described in Item 3, the Reporting Persons have not effected any transactions in the Common Stock in the past 60 days.

(d) - (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Registration Rights Agreement. In connection with the closing of the Business Combination, the Issuer, SG SPAC and certain other stockholders (the “RRA Holders”) entered into a Registration Rights Agreement, dated as of October 22, 2021 (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, the Issuer agreed to file a registration statement to register the resale of certain securities of the Issuer held by the RRA Holders within 30 days after the Closing Date. In addition, the RRA Holders are entitled to make up to three demands for registration that the Issuer register shares of Class A Common Stock held by these parties. The Registration Rights Agreement also provides customary “piggy-back” registration rights to such stockholders.

Lock-Up Agreements. In connection with the Transactions, the Issuer and certain stockholders of each of the Issuer and Parent, including SG SPAC (collectively, the “Holders”), entered into Lockup Agreements. The Lockup Agreements provide for the securities of the Issuer held by the Holders to be locked up for a period of time following the Closing Date, subject to certain exceptions. SG SPAC agreed to a six-month lock-up period for their shares of Class A Common Stock held as of the Closing Date.

This summary is qualified by the actual terms of the Business Combination Agreement, the Registration Rights Agreement and the Lockup Agreement, copies of which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits:

Exhibit No.	Name
A.	Agreement of Joint Filing by and among the Reporting Persons.
1.

Business Combination Agreement, dated as of May 16, 2021, by and among the Issuer (f/k/a/ Seaport Global Acquisition Corp.), Seaport Merger Sub LLC, Redwood Holdco, LP, and Redwood Intermediate, LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 17, 2021).

2.

Registration Rights Agreement, dated as of October 22, 2021, by and among Redbox Entertainment Inc., Seaport Global SPAC, LLC, Redwood Holdco, LP and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 28, 2021).

3.

Sponsor Lock-up Agreement, dated May 16, 2021, by and among Seaport Global Acquisition Corp. and Seaport Global SPAC, LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 17, 2021).

4.

Form of Subscription Agreement dated as of May 16, 2021, by and among Seaport Global Acquisition Corp. and the Subscribers (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 17, 2021).

5.	Form of Backstop Subscription Agreement, dated October 12, 2021, by and among Seaport Global Acquisition Corp. and the Backstop Subscribers (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 12, 2021).

CUSIP No. 75724T103	SCHEDULE 13D	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEAPORT GLOBAL SPAC, LLC, a Delaware limited liability company

By:	SEAPORT GLOBAL ASSET MANAGEMENT LLC,
a Delaware limited liability company, as the managing member of
Seaport Global SPAC, LLC

By:	/s/ Stephen C. Smith
Name:	Stephen C. Smith
Title:	Chief Executive Officer

SEAPORT GLOBAL ASSET MANAGEMENT LLC, a Delaware limited liability company

By:	/s/ Stephen C. Smith
Name:	Stephen C. Smith
Title:	Chief Executive Officer

ARMORY FUND LP, a Delaware limited liability company

By:	SEAPORT GLOBAL ASSET MANAGEMENT LLC,
a Delaware limited liability company, as the investment manager of
Armory Fund LP

By:	/s/ Stephen C. Smith
Name:	Stephen C. Smith
Title:	Chief Executive Officer

SEAPORT GLOBAL ASSET MANAGEMENT V-PORT LLC, a Delaware limited liability company

By:	SEAPORT GLOBAL ASSET MANAGEMENT LLC,
a Delaware limited liability company, as the investment manager of
Seaport Global Asset Management V-Port LLC

By:	/s/ Stephen C. Smith
Name:	Stephen C. Smith
Title:	Chief Executive Officer

SEAPORT GLOBAL ASSET MANAGEMENT V2 LLC, a Delaware limited liability company

By:	SEAPORT GLOBAL ASSET MANAGEMENT LLC,
a Delaware limited liability company, as the investment manager of
Seaport Global Asset Management V2 LLC

By:	/s/ Stephen C. Smith
Name:	Stephen C. Smith
Title:	Chief Executive Officer

AMFCO-4 LLC, a Delaware limited liability company

By:	SEAPORT GLOBAL ASSET MANAGEMENT LLC,
a Delaware limited liability company, as the investment manager of
AMFCO-4 LLC

By:	/s/ Stephen C. Smith
Name:	Stephen C. Smith
Title:	Chief Executive Officer

/s/ Stephen C. Smith
Stephen C. Smith

Date: November 2, 2021

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Class A Common Stock of Redbox Entertainment Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

SEAPORT GLOBAL SPAC, LLC, a Delaware limited liability company

By:	SEAPORT GLOBAL ASSET MANAGEMENT LLC,
a Delaware limited liability company, as the managing member of
Seaport Global SPAC, LLC

By:	/s/ Stephen C. Smith
Name:	Stephen C. Smith
Title:	Chief Executive Officer

SEAPORT GLOBAL ASSET MANAGEMENT LLC, a Delaware limited liability company

By:	/s/ Stephen C. Smith
Name:	Stephen C. Smith
Title:	Chief Executive Officer

ARMORY FUND LP, a Delaware limited liability company

By:	SEAPORT GLOBAL ASSET MANAGEMENT LLC,
a Delaware limited liability company, as the investment manager of
Armory Fund LP

By:	/s/ Stephen C. Smith
Name:	Stephen C. Smith
Title:	Chief Executive Officer

SEAPORT GLOBAL ASSET MANAGEMENT V-PORT LLC, a Delaware limited liability company

By:	SEAPORT GLOBAL ASSET MANAGEMENT LLC,
a Delaware limited liability company, as the investment manager of
Seaport Global Asset Management V-Port LLC

By:	/s/ Stephen C. Smith
Name:	Stephen C. Smith
Title:	Chief Executive Officer

SEAPORT GLOBAL ASSET MANAGEMENT V2 LLC, a Delaware limited liability company

By:	SEAPORT GLOBAL ASSET MANAGEMENT LLC,
a Delaware limited liability company, as the investment manager of
Seaport Global Asset Management V2 LLC

By:	/s/ Stephen C. Smith
Name:	Stephen C. Smith
Title:	Chief Executive Officer

AMFCO-4 LLC, a Delaware limited liability company

By:	SEAPORT GLOBAL ASSET MANAGEMENT LLC,
a Delaware limited liability company, as the investment manager of
AMFCO-4 LLC

By:	/s/ Stephen C. Smith
Name:	Stephen C. Smith
Title:	Chief Executive Officer

/s/ Stephen C. Smith
Stephen C. Smith

Date: November 2, 2021